April 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Perry J. Hindin, Special Counsel

Re:	Donegal Group Inc. (“Donegal”)

Schedule TO-T

Filed March 20, 2013

File No. 005-39100

Dear Mr. Hindin,

We acknowledge receipt of your comment letter dated April 2, 2013 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with our client, Gregory M. Shepard (“Mr. Shepard” or “Offeror” or the “Filing Person”), who is the filing person with respect to the above-referenced matter, and we provide the following response on his behalf. Capitalized terms used herein and not separately defined shall have the meanings assigned to them in the Offer to Purchase for the above-referenced matter (the “Offer to Purchase”). Our responses are numbered to correspond to your comments, which are reproduced below in italics.

Offer to Purchase

General

1.	We note the assertion regarding previous business combinations of mutual insurers. Refer to the following sentence on page i: “Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union’s tender offer (State Auto outbid American Union)), and the recently completed Nationwide-Harleysville (137% premium over share price five business days preceding announcement).” Please provide us on a supplemental basis with supporting documentation substantiating the parenthetical claims regarding the premiums paid in these examples.

Nationwide Mutual Insurance Company (“Nationwide”) announced a tender offer for all of the outstanding shares of common stock of Allied Group, Inc. (“Allied Group”) in a press release dated May 18, 1998, which was attached as Exhibit (a)(7) to the Tender Offer Statement on Schedule 14D-1 filed by Nationwide on May 19, 1998, and which is attached hereto as Exhibit A. The initial tender offer price of $47.00 per share was later increased

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

to $48.25 per share, as disclosed in Amendment No. 12 to the Tender Offer Statement on Schedule 14D-1 filed by Nationwide on October 1, 1998, which is attached hereto as Exhibit B. The closing price of Allied Group’s common stock was $27.75 on Friday, May 15, 1998, according to the first paragraph of Nationwide’s press release dated May 18, 1998, which is attached hereto as Exhibit A. The tender offer price of $48.25 per share represents a premium of $20.50 per share over (i.e., 74% of) the $27.75 closing price per share of Allied Group’s common stock on the trading day immediately preceding the announcement of the tender offer.

American Union Insurance Co. (“American Union”) announced an tender offer of $20 per share for all of the outstanding shares of common stock of Meridian Insurance Group, Inc. (“Meridian”) in a press release dated August 30, 2000, which is attached as Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO-T filed by American Union on August 30, 2000, and which is attached hereto as Exhibit C. The closing price of Meridian’s common stock was $12.75 on Tuesday, August 29, 2000, according to the first paragraph of American Union’s press release dated August 30, 2000, which is attached hereto as Exhibit C. Meridian announced a merger agreement with State Auto Financial Corporation (“State Auto”) in a press release dated October 25, 2000, which is contained in a Preliminary Proxy Statement on Schedule 14A filed by Meridian on October 25, 2000, and which is attached hereto as Exhibit D. Upon the consummation of the State Auto-Meridian merger, Meridian’s public shareholders received $30.00 per share of Meridian common stock, according to Note 9 to the Unaudited Consolidated Financial Statements Meridian and its subsidiaries attached to Meridian’s final Quarterly Statement on Form 10-Q filed on May 14, 2001, which Note 9 is attached hereto as Exhibit E. The merger consideration of $30.00 per share represents a premium of $17.25 per share over (i.e., 135% of) the $12.75 closing price per share of Meridian’s common stock on the trading day immediately preceding the announcement of American Union’s tender offer.

The merger between Nationwide and Harleysville Mutual Insurance Company, and the related purchase by Nationwide of all publicly held shares of common stock of Harleysville Group Inc. (“Harleysville Group”), was announced in a press release dated September 29, 2011, which was attached as Exhibit 99.2 to a Current Report on Form 8-K filed by Harleysville Group on September 30, 2011, and is attached hereto as Exhibit F. That press release announced that under the terms of the merger agreement, Nationwide would acquire all of the publicly held shares of common stock of Harleysville Group for $60.00 per share in cash. The merger, in which Harleysville Group shareholders in fact received merger consideration of $60 per share in cash, was completed on May 1, 2012, as disclosed in a Current Report on Form 8-K filed by Harleysville Group on May 1, 2012, which is attached hereto as Exhibit G. The closing price of Harleysville Group common stock was $25.33 on September 22, 2011, which was five business days preceding the announcement of the transaction on September 29, 2011, according to historical price data from Google Finance, which is attached hereto as Exhibit H. The $60.00 per share merger consideration represents a premium of $34.67 per share over (i.e., 137% of) the $25.33

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

closing price per share of Harleysville Group’s common stock on September 22, 2011, which was five business days before the announcement of the merger. Mr. Shepard used the closing price five business days before the announcement as the baseline for calculating the merger premium because the price of Harleysville Group’s common stock behaved aberrantly in the four business days immediately preceding the announcement. See Exhibit H.

2.	We note the disclosure that the offeror’s interpretation of the terms and conditions of the offer will be final and binding. Similar language appears elsewhere in the offering document, such as in the section describing withdrawal rights. Please revise the disclosure to indicate that shareholders may challenge the bidder’s determinations in a court of competent jurisdiction.

The Filing Person will amend the Offer to Purchase to indicate that shareholders may challenge Offeror’s determinations in a court of competent jurisdiction. In particular, the Filing Person will:

•	Add the qualification “, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction” to the end of the first sentence of the paragraph immediately following the heading “Determination of Validity” on page 9 of the Offer to Purchase;

•	Add the qualification “, subject to the right of shareholders to challenge Offeror’s interpretation in a court of competent jurisdiction” to the end of the first sentence of the second paragraph immediately following the heading “Determination of Validity” on page 9 of the Offer to Purchase;

•	Add the qualification “, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction” to the end of the first sentence of the fourth paragraph of Section 4 – “Withdrawal Rights” on page 10 of the Offer to Purchase; and

•	Add the qualification “, subject to the right of shareholders to challenge Offeror’s determination in a court of competent jurisdiction” to the end of the third sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase.

Why is Offeror Requiring Three Newly Appointed Directors...? Page iii

3.	Please revise or provide support for the endorsement that is implied by the statement that the Company’s lack of cumulative voting is “contrary” to “the SEC’s adoption of ‘proxy access’ rules to facilitate the inclusion of director nominees of significant, long-term shareholders in companies’ proxy materials.”

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

The Filing Person has deleted the question and answer “WHY IS OFFEROR REQUIRING THREE NEWLY APPOINTED DIRECTORS ON EACH BOARD?” and has waived the Board Condition, as disclosed in his Schedule TO-T Amendment No. 4 filed on the date of this letter. Therefore, the issue here has been rendered moot.

What Ideas or Plans Does Offeror Have for the Company...? Page iv

4.	Please reconcile the heading to this section and the disclosure that follows with disclosure on page i that appears to suggest that the bidder believes a business combination is the best plan to unlocking the Company’s realizable value. Also enhance the disclosure on page vi to explain what is meant by the statement “[o]fferor intends to support the maximization of shareholder value for the Company’s shareholders and protect policyholders.” To the extent Class B shares held by investors other than the bidder or Donegal Mutual remain outstanding following the tender offer, explain how the value of their Class B Shares would be maximized, especially given disclosure elsewhere regarding the limited liquidity that would follow the successful consummation of this offer. Also refer to the following comment when responding to this comment.

The Filing Person will replace the first sentence of the answer to the question “WHAT IDEAS OR PLANS DOES OFFEROR HAVE FOR THE COMPANY AND ITS AFFILIATES AND SUBSIDIARIES AFTER THE TENDER OFFER IS CONSUMMATED?” on page iv of the Offer to Purchase with the following sentences: “Offeror believes that the Company’s shares are undervalued and that the best means to increase the price of the Company’s shares would be to merge the Company and Donegal Mutual into another mutual property and casualty insurer. However, Offeror currently has no specific plans or proposals for such a merger transaction. Moreover, Offeror has no present plans or proposals for a change in the conduct of the business or employment of the assets and surplus of the Company and its affiliates and subsidiaries.”

The Filing Person will replace the words “and protect policy holders” at the end of the third sentence of the answer to the question “IF I DO NOT TENDER MY CLASS B SHARES BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?” on page vi of the Offer to Purchase with the following language: “, which Offeror believes as a general matter can best be accomplished through merging the Company and Donegal Mutual into another mutual property and casualty insurer, although Offeror currently has no specific plans or proposals for such a merger transaction,”.

The Filing Person will replace the fourth sentence of the answer to the question “IF I DO NOT TENDER MY CLASS B SHARES BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?” on page vi of the Offer to Purchase with the following sentences: “Although your Class B Shares would have very limited trading and liquidity if the Offer is successful and you do not tender your Class B Shares, Offeror believes that such a merger transaction would provide an opportunity for liquidity as well as for maximizing the value of your Class B Shares. Moreover, if the Offer is successful,

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Offeror would acquire a significant amount of additional Class B Shares, and as a result Offeror’s interests would be closely aligned with the interests of other holders of Class B Shares who do not tender such shares in the Offer.”

What is the Effect of the Offer on Donegal Mutual, page v

5.	Please provide support for the statement under this caption that the market price for Donegal Mutual’s Class B Shares will “probably increase.” We note disclosure in the second paragraph on page 13 that the Offeror “cannot predict whether the reduction in the number of Class B Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price of the Class B Shares.”

The Filing Person will delete the words “the market value of Donegal Mutual’s Class B Shares will probably increase, but” from the fifth sentence of the paragraph immediately following the heading “WHAT IS THE EFFECT OF THE OFFER ON DONEGAL MUTUAL?” on page v of the Offer to Purchase.

The Board Condition, page 2

6.	Please advise whether the bidder has had any recent discussions with the Company’s board not already disclosed in the Offer to Purchase regarding this condition. Please also tell us what consideration the bidder has given to identifying his board nominees.

Mr. Shepard has not had any recent discussions with the Company’s Board of Directors not already disclosed in the Offer to Purchase regarding the Board Condition. Mr. Shepard had begun to consider possible board nominees, but he had not publicly identified specific individuals. In his selection process, Mr. Shepard considered factors such as a potential board nominee’s insurance industry experience, character and integrity, and professionalism. However, because the Filing Person has waived the Board Condition, as disclosed in his Schedule TO-T Amendment No. 4 filed on the date of this letter, the issue here has been rendered moot.

The FRB Condition, page 2

7.	Revise the second to last paragraph on this page to clarify that Donegal Group Inc., and not the bidder or its affiliates, is a savings and loan holding company subject to the regulatory jurisdiction of the Federal Reserve Board.

The Filing Person will replace the word “Offeror” with the words “the Company” in the second to last paragraph on page 2 of the Offer to Purchase.

Source and Amount of Funds, page 17

8.	We note the assertion that the bidder’s financial condition is irrelevant to shareholders’ decision whether to tender in the offer because the form of payment consists solely of cash

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

and the bidder has all of the financial resources necessary to complete the offer. We further note the disclosure that the bidder is able to provide 100% of the funds required to pay for the Class B Shares tendered from cash, cash equivalents and from the bidder’s ability to realize cash from the sale of liquid securities. However, even in situations where financing is not an issue, financial information can be material when a bidder seeks to acquire a significant equity stake in order to influence management and affairs of the target. Security holders need financial information for the prospective controlling security holder to decide not only whether to tender in the offer but also whether to remain a continuing security holder. Please refer to footnote 195 of SEC Release No. 33-7760 (October 22, 1999). Please provide us with an analysis as to why the bidder’s financial statements are not material in the context of this offer. Alternatively, provide the information required by Item 10 of Schedule TO and specified in Instruction 4 to Item 10.

Footnote 195 of SEC Release No. 33-7760 (October 22, 1999) states, in relevant part:

“Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” (Emphases added.)

If the Offer is successfully completed such that Offeror purchases an additional 962,636 Class B Shares of the Company, Offeror’s total voting power would increase from 9.99% at present to approximately 22.7%, as noted on page 1 of the Offer to Purchase. Offeror has no intention or financial need to sell any of his Class A Shares or Class B Shares of the Company’s common stock in the foreseeable future.

In this regard, the Filing Person will add the following language sentences as a new, second paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase: “Offeror has sufficient personal net worth to absorb declines in the price of the Class A Shares and Class B Shares. No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so. In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan. Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another insurance company, with respect to which Offeror has no specific plan or agreement.”

The Filing Person will also add the following language at the end of the third sentence of the answer to the question “IF I DO NOT TENDER MY SHARES BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?” on page vi of the Offer to Purchase: “, by continuing to urge the Company to merge into another mutual property and casualty insurer. Offeror has sufficient personal net worth to absorb declines in the

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

price of the Class A Shares and Class B Shares. No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so. In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan. Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another insurance company, with respect to which Offeror has no specific plan or agreement. However, while Offeror does not presently intend to sell or pledge his shares (except in such a potential merger transaction), facts and circumstances may arise that would compel Offeror to do so. In that case, the value of Class B Shares and Class A Shares may decline.”

With respect to materiality, please note that Donegal Mutual, whose directors, management and facilities are closely intertwined with the Company’s, would continue to hold shares with approximately 65.9% of the total voting power of the Company’s outstanding shares, as noted on pages i-ii and 14 of the Offer to Purchase. As a result, even if Offeror’s minority stake in the Company increases from 9.99% to 22.7% pursuant to the Offer, Donegal Mutual would continue to overwhelmingly control the Company, as it currently does. Indeed, the Company has described “Donegal Mutual as our controlling stockholder” as recently as April 3, 2013, in a letter to its stockholders, which is attached as Exhibit 99.A2 to its Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 3, 2013. In addition, because Offeror has waived the Board Condition, as disclosed in his Schedule TO-T Amendment No. 4 filed on the date of this letter, he will have no representatives on the Company’s Board of Directors. Therefore, there is no way that, in reality, Offeror can become “a dominant or controlling security holder” of the Company, because this role will continue to be played by Donegal Mutual, and because he will not have Board representation. For this reason, Mr. Shepard respectfully submits that financial information about Offeror is not material to shareholders’ decisions whether to tender in the Offer.

Conditions of the Offer, page 27

9.	A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Notwithstanding the reference to “reasonable discretion” in the first paragraph of this section, the lack of specificity of certain of the listed conditions would appear to limit a shareholder’s ability to objectively verify whether such conditions have or have not been satisfied and raises the implication that such determination remains in the bidders’ sole discretion. For example, but without limitation, we refer you to:
•	Clause (vi) of condition (d) (“there shall have occurred... any significant adverse change in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States”);

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

•	clause (v) of condition (e) (“the Company or any subsidiary...shall have...incurred any debt...containing burdensome covenants”); and
•	clause (xiii) of condition (e) (“the Offeror shall have learned about any such action which has not previously been publicly disclosed by the Company...”)

To avoid the potential implication that the bidder has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable or that the bidder may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise the conditions to include an objective standard against which the bidder’s discretion may be judged.

We note that the language cited above is “standard” force majeure language that appears in many Offers to Purchase. Nevertheless, the Filing Person will replace clause (vi) of condition (d) of Section 14 – “Conditions of the Offer” on page 28 with the following: “(vi) any adverse change in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States that, in the reasonable judgment of Offeror, is significant,”.

The Filing Person will replace clause (v) of condition (e) of Section 14 – “Conditions of the Offer” on page 28 with the following: “(v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing covenants that, in the reasonable judgment of Offeror, are burdensome,”.

The Filing Person will replace clause (xiii) of condition (e) of Section 14 – “Conditions of the Offer” on page 29 with the following: “(xiii) agreed in writing or otherwise to take any of the foregoing actions or Offeror shall have obtained evidence that, in the reasonable judgment of Offeror, proves the existence of any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;”.

10.	Refer to the following sentence on page 30: “The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding in response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

In its Schedule 14D-9 filed on April 3, 2013, Donegal stated it would not appoint three

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

nominees of Mr. Shepard to its board. In a telephone conference on April 15, 2013, the Staff raised the issue of whether the Board Condition was impossible to satisfy. The Staff then noted that the Filing Person was proceeding with the Offer anyway, and the Staff took the position that the Board Condition had been triggered and requested the Filing Person to file an amendment to the Schedule TO and to issue a press release.

The Filing Person carefully considered the Staff’s position and respectfully disagrees, because it was not impossible for Donegal to change its mind prior to the expiration of the Offer. On April 17, 2013, Donegal held an earnings call. On April 18, 2013, Donegal held its annual meeting of shareholders. Given the pendency of these two events, the Filing Person took the view that Donegal could change its mind on the Board Condition and other conditions right up to the expiration of the initial offering period on April 19, 2013. In addition, Donegal had brought before its annual meeting of shareholders on April 18, 2013 resolutions to increase the amount of authorized Class A common stock by 10 million shares, and to increase the number of shares reserved for issuance of future grants of Class A options by 4.5 million shares. The Filing Person wanted to see the results of those shareholder votes before waiving the condition against future grants of Class A options. Hence, given the pendency of these two events, the conditions were ones where satisfaction of the conditions may be determined only upon expiration of the Offer.

Moreover, the Filing Person respectfully suggests that it would encourage strategic “gamesmanship” for a subject company to have the ability (e.g., by stating that it will not fulfill a tender offer condition within its control) to force the offeror to waive a condition prior to the expiration of the initial offering period by simply refusing to consent or negotiate the condition. In this regard, we note the paragraph immediately following footnote 70 in Release No. 34-23421, which states that the 10-day minimum period is triggered only by the bidder’s own actions, not the actions of the subject company. In other words, the Filing Person believes that if the Filing Person, or an objective neutral externality, triggered a condition, then it would be waived, assuming the Filing Person proceeded with the Offer. But if a material condition is solely within the control of the subject company, then it would be too easy for a subject company to defeat a tender offer and encourage too much “gamesmanship” to require the Filing Person to amend the Schedule TO every time the subject company rejects a condition solely within its control. In any event, because the Filing Person has waived the Board Condition and the condition restricting future grants of Class A options, as disclosed in his Schedule TO-T Amendment No. 4 filed on the date of this letter, the issue here has been rendered moot.

Subject to the foregoing, on behalf of Mr. Shepard, we confirm his understanding that: (1) if an event triggers a listed Offer condition and Offeror decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the Offer, Offeror may be required to extend the Offer and circulate new disclosure; and (2) if an Offer condition is triggered by one or more events that occur before the expiration of the

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Offer, Offeror is required to inform the holders of the Company’s Class B Shares immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

11.	See our last comment above. Please revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration of the initial offering period.

The Filing Person will add the following language at the end of the first sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase: “, provided that all conditions of the Offer other than the FRB Condition, the Hart-Scott-Rodino Condition, the Insurance Regulatory Approval Condition, the No Dilution Condition, the No Litigation Condition, and the general conditions set forth in Section 14 – “CONDITIONS OF THE OFFER” will be satisfied or waived at or prior to the expiration of the initial offering period or any reasonable and customary extension thereof.”

12.	The last sentence of this section on page 30 indicates that “[i]n determining whether the Minimum Condition has been satisfied, Offeror may take into account warrants, options or other rights to acquire Class B Shares (whether or not immediately exercisable) based upon publicly available information as filed by the Company with the SEC.” Such language appears to suggest that the Minimum Condition, as described on page 1 of the Offer to Purchase, is not based on an absolute and objectively quantifiable measure – 925,000 shares – but rather is based on some other determination known only to the bidder. Please revise or advise.

The Filing Person will delete the last sentence of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase.

* * *

The requested acknowledgement by Mr. Shepard is on the following page. Mr. Shepard hereby further acknowledges that, although he considered delivering the Offer to Purchase to holders of the Company’s Class A Shares for informational purposes, he decided not to do so, and he did not do so.

Please contact us with any further comments or questions you may have.

Sincerely, /s/ J. Victor Peterson J. Victor Peterson LATHROP & GAGE LLP

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

ACKNOWLEDGEMENT

The undersigned filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Gregory M. Shepard Gregory M. Shepard

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit A

PRESS RELEASE DATED MAY 18, 1998
1
                                                              Exhibit (a)(7)

CONTACT:  John Cook                                    FOR IMMEDIATE RELEASE
          Nationwide Insurance
          (614) 249-7323

          Vince Duffy
          Powell Tate
          (216) 521-5215

                    NATIONWIDE WILL COMMENCE CASH TENDER OFFER
                  FOR ALL THE COMMON STOCK OF ALLIED GROUP, INC.,
                    PROPOSES MUTUAL MERGER WITH ALLIED MUTUAL
                   $47 PER SHARE PRICE REPRESENTS 69% PREMIUM

Columbus, Ohio, May 18 -- Nationwide Mutual Insurance Company today announced a cash tender offer for all the common stock of Allied Group, Inc.
of Des Moines, Iowa. Nationwide's offer will commence tomorrow, Tuesday. The price of $47 per share, net to the seller in cash, represents a premium of more than 69 percent above Friday's closing price of $27 3/4 on the New York
Stock Exchange.

Concurrently, Nationwide has submitted a merger proposal to the Board of
Directors of Allied Mutual Insurance Company for the merger of Allied Mutual into Nationwide Mutual Insurance Company. Under Nationwide's proposal, Allied
Mutual policyholders' interests would be converted into full rights as policyholders of Nationwide. These rights include the right to share in any distribution of Nationwide's surplus in the event of any future demutualization. Neither the consummation of the tender offer nor the mutual merger is conditioned on the other.

Nationwide has also offered to purchase from Allied Mutual all of the
6 3/4% Series Preferred Stock of Allied Group, Inc. for $65 million. Upon the merger of Nationwide Mutual and Allied Mutual the net cash proceeds will be paid to Allied Mutual policyholders as an extraordinary dividend.

2
Nationwide
2-2-2

Dimon R. McFerson, Chairman and Chief Executive Officer of Nationwide,
said, "Allied and Nationwide make a great fit -- positive for the

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

policyholders, employees, management and agents of both companies. Allied policyholders will become part of a combined organization of unquestioned financial strength that will provide them access to a broader range of products and services. Allied will provide key elements for Nationwide's continuing growth -- a diversified distribution network, expanded geographic reach, and
Allied's own outstanding track record in the property and casualty business."

McFerson emphasized that "the transaction will add significantly to
Nationwide's long-term commitment to Des Moines, as the combined companies make the Allied distribution system a cornerstone of the growth strategy for the independent agency channel. In fact, we have pledged to maintain the current level of employment of the Allied operations and plan to add 400 new jobs in the Des Moines area over the next four years." Des Moines has been the home of
Nationwide's Farmland Insurance operation since 1982. Farmland has approximately 200 employees in the Des Moines area.

McFerson said he expects that Allied's regional operations in Denver,
Colorado; Lincoln, Nebraska; and Santa Rosa, California would also play important roles in Nationwide's expansion plans.

The offering documents will disclose that there have been contacts between representatives of Nationwide and Allied relative to a possible business combination dating back to January of this year. In a letter to Allied Chairman
John E. Evans and Allied CEO Douglas L. Anderson, alerting them to the upcoming offer, McFerson said those efforts aimed at negotiation had been "consistently frustrated." "The compelling business logic" of the transaction moved
Nationwide to act, said McFerson, who stressed

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3
Nationwide
3-3-3

his hope that the transaction can now be negotiated in a constructive and businesslike manner.

In his letter, McFerson said "the transaction will provide employees the opportunity to reap the financial rewards of their contribution to Allied's success by tendering shares they hold in Allied's Employee Stock Ownership
Plan." Based on the assumptions outlined in his letter, McFerson noted that
"the value of each employee's ESOP account should triple." (See Footnote)

Allied Group's quarterly report for the first quarter of 1998 indicated that as of April 29, the outstanding stock of Allied Group consisted of 30,634,052 common shares and 1,827,222 preferred shares. Up to 1,771,677 common shares are issuable under various incentive plans.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with shares owned by Nationwide, constitute at least 50.1% of the voting securities of Allied Group, Inc. (2)

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Nationwide being satisfied, in its sole discretion, that the provisions of the
Iowa Business Combination Statute are inapplicable to the proposed transaction, and (3) Nationwide having obtained all insurance regulatory approvals necessary for its acquisition of control of Allied Group, Inc. and its insurance subsidiaries on terms and conditions satisfactory to Nationwide, in its sole discretion. The offer is not conditioned upon Nationwide obtaining financing.
Nationwide also said it intends, if necessary, to file with the Securities and
Exchange Commission, preliminary materials to solicit proxies to expedite the offer.

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4
Nationwide
4-4-4

The offer and its withdrawal rights will expire at midnight, New York City time, on June 16, 1998, unless the offer is extended. The offer is being made through a wholly owned subsidiary of Nationwide.

The dealer manager and financial advisor for the offer is Credit Suisse
First Boston Corporation. Georgeson &Company Inc. is the information agent.
For more information on this transaction call 1-800-223-2064 or visit our web site at georgeson.com.

The Nationwide Insurance Enterprise, based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company. Nationwide is the country's fourth-largest auto insurer; fifth-largest homeowners insurer; and Nationwide
Life is the country's fifth-largest life insurer based on premiums and 13th largest based on assets.

- -------------
Footnote: This benefit is based on our calculation of an estimated
$183 million surplus which will be divided among approximately 2,500 participants. Based upon our interpretation of a recent IRS technical advice memorandum, each participant will receive an earnings allocation of approximately $38 per share, in addition to the $47 tender price share. After payments of the ESOP debt, the average account balance per participant should approximate $163,000 with the actual amounts credited to a participant's account dependent on their account balance.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit B

1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 12)
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ALLIED GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE GROUP ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019220102
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

2
         This Amendment No. 12 amends and supplements the Tender Offer
Statement on Schedule 14D-1 initially filed on May 19, 1998 (as amended, the
"Schedule 14D-1") with the Securities and Exchange Commission by Nationwide
Group Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio
mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc., an Iowa corporation, at a price of $48.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the
Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), as amended and

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

supplemented by the Supplement thereto, dated June 10, 1998 (the "Supplement")
and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to
Purchase, the Supplement or the Schedule 14D-1.

3

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     At 5:00 p.m., New York City time, on Wednesday, September 30, 1998, the
Offer expired. Based on information provided by the depositary, ChaseMellon
Shareholder Services, L.L.C. (the "Depositary") a total of approximately
27,756,419 Common Shares (including approximately 352,000 Common Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Common Shares at the purchase price of $48.25 per Common Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the Iowa Business Corporation Act as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent and each outstanding Common Share
(other than Common Shares held by stockholders who perfect their appraisal rights under Iowa law, Common shares held in the Company's treasury, and Common
Shares held directly by the Purchaser or the Parent) will be cancelled, extinguished and converted into the right to receive $48.25 per share in cash, without interest thereon.

     The consummation of the Offer was publicly announced in a press release issued by the parent on October 1, 1998, a copy of which is filed as Exhibit
(a)(50) hereto and incorporated by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)     (50)     Text of Press Release issued by Nationwide
                          Mutual Insurance Company on October 1, 1998.

4

                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY

                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE GROUP ACQUISITION CORPORATION

                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel

5

                                  EXHIBIT INDEX

 (a)     (50)     Text of Press Release issued by Nationwide Mutual
                  Insurance Company on October 1, 1998.

               NATIONWIDE COMPLETES TENDER OFFER FOR ALLIED GROUP

     Columbus, Ohio, October 1, 1998 -- Nationwide Mutual Insurance Company
("Nationwide") today announced that its cash tender offer for all outstanding shares of common stock of ALLIED Group, Inc. ("ALLIED Group") expired, as scheduled, at 5:00 p.m., New York City time, on Wednesday, September 30, 1998.
Nationwide, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by ChaseMellon Shareholder Services,
L.L.C., as depositary, a total of 27,756,419 shares of ALLIED Group have been acquired by Nationwide (including approximately 701,362 shares subject to guarantee of delivery), representing approximately 92.3% of the total shares currently outstanding.

     As a result of the foregoing, Nationwide has acquired more than 90% of
ALLIED Group's outstanding common and preferred shares, thereby permitting the second step of the acquisition without a meeting of ALLIED Group's shareholders.

     In the second step of the acquisition, ALLIED Group will be merged with a subsidiary of Nationwide and each ALLIED Group share not previously purchased in the tender offer will be converted into the right to receive $48.25 in cash.
The completion of the merger is expected to occur by the end of the year.

     "We are gratified by the positive response to the tender offer, which we view as implicit recognition by shareholders of the strategic merits of the combined Nationwide/ALLIED entity," said Richard D. Crabtree, president and chief operating officer of Nationwide.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit C

PRESS RELEASE ISSUED BY PARENT, DTD 8/30/2000

                                                            Exhibit (a)(1)(G)

                To: BUSINESS WIRE       AMY LYNCH
                Fax #: 312-573-0019     Ph. #: 888-292-4446

                                PRESS RELEASE (#1)            August 30, 2000

Contact:        Mr. Gregory M. Shepard
                Chairman and President
                American Union Insurance Company
                Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY WILL COMMENCE CASH TENDER OFFER FOR ALL THE
COMMON STOCK OF MERIDIAN INSURANCE GROUP, INC., $20 PER SHARE PRICE REPRESENTS
57% PREMIUM

Bloomington, Illinois-August 30, 2000-Gregory M. Shepard, Chairman and
President of American Union Insurance Company today announced a cash tender offer for all the common stock of Meridian Insurance Group, Inc. of
Indianapolis, Indiana (NASDAQ: "MIGI"). American Union's offer will commence tomorrow, Thursday. The price of $20 per share, net to the seller in cash, represents a premium of 57 percent above Tuesday's closing price of $12.75 on the NASDAQ.

Shepard said, "Meridian and American Union make a good fit-positive for the policyholders, employees, management and agents of both companies. American
Union with only 6 employees located in Bloomington, Illinois can easily meld its property and casualty operations with Meridian's in Indianapolis. We recognize Meridian's operating record.

Shepard said he would pledge to maintain the aggregate employment of the current Meridian operations and planned to add more jobs in the Indianapolis area over the next few years.

The offering documents disclose that there have been contacts between representatives of American Union and Meridian relative to a possible business combination dating back to April of this year. In a letter to Meridian Chairman
Ramon L. Humke and Meridian CEO Norma J. Oman, alerting them to the upcoming offer, Shepard said those efforts aimed at negotiation had been "consistently frustrated." "The compelling business logic" of the transaction moved American
Union to act, said Shepard.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Shepard also said: "for your management and employees, there will be the opportunity to reap the financial rewards of their contribution to Meridian's success by tendering their shares. In addition, it is our intention to create an Employee Stock Ownership Plan, after the closing of the merger, that will own up to 10% of the Company's outstanding shares."

Meridian Insurance Group's quarterly report for the first six months of 2000 indicated that as of June 30, 2000 there were 7,852,411 outstanding common shares. Up to 1,285,425 common shares are issuable under various incentive plans.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with the 1,588,400 common shares
[20.23% of the June 30, 2000 outstanding] owned by Shepard, constitute at least
50.1% of the voting securities of Meridian Insurance Group, Inc. outstanding or issuable under the company's stock option plans, (2) Meridian's redemption of its preferred share purchase rights, (3) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the Offer and the Proposed Merger, (4) American
Union being satisfied, in its sole discretion, that the provisions of the
Indiana Control Share Acquisitions chapter are inapplicable to the proposed merger described herein, (5) American Union having obtained all insurance regulatory approvals necessary for their acquisition of control of Meridian and its insurance subsidiaries and affiliates on terms and conditions satisfactory to American Union, in its sole discretion, and (6) American Union obtaining financing.

The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 29, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

The Depositary and Information Agent for the offer is ChaseMellon Shareholder
Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call
Toll-Free (888) 451-6741.

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as
Union Automobile Insurance Association. The present name was adopted in 1998.
Today 50% of American Union's common stock is owned by Gregory M. Shepard and
50% by Tracy M. Shepard, who are brothers.

WE URGE INVESTORS TO CAREFULLY READ THE TENDER OFFER MATERIALS BECAUSE THE
CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the tender offer at the Securities and Exchange Commission's web site at www.sec.gov. The tender offer materials may also be obtained for free from American Union
Insurance Company by direction a written request to American Union Insurance
Company, 303 East Washington Street, Bloomington, Illinois 61701, Attention:
Gregory M. Shepard.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit D

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934

Filed by the Registrant  [X]

Filed by a Party other than the Registrant  [ ]

Check the appropriate box:

       [ ]     Preliminary Proxy Statement

       [ ]     Confidential,  for Use of the  Commission  Only (as  permitted by
               Rule 14a-6(e)(2))

       [ ]     Definitive Proxy Statement

       [ ]     Definitive Additional Materials

       [X]     Soliciting Material Pursuant toss.240.14a-11(c) orss.240.14a-12

                                 Meridian Insurance Group, Inc.
               -----------------------------------------------------------------
                        (Name of Registrant as Specified In Its Charter)

               -----------------------------------------------------------------
                           (Name of Person(s) Filing Proxy Statement
                                 if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

         [X]   No fee required.

         [ ]   Fee computed on table below per  Exchange  Act Rules  14a-
6(i)(1) and 0-11.
               1.   Title of each  class  of  securities  to  which
transaction applies:
               2.   Aggregate number of securities to which
transaction applies:
               3.   Per  unit  price or other  underlying  value of
transaction computed  pursuant to Exchange  Act Rule 0-11 (Set forth the amount on which the filing fee is  calculated  and state how it was determined):
               4.   Proposed maximum aggregate value of transaction:
               5.   Total fee paid:

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

         [ ]   Fee paid previously with preliminary materials.

         [ ]   Check  box if any  part  of the  fee is  offset  as  provided by Exchange  Act Rule  0-11(a)(2)  and identify the filing for which the offsetting  fee was paid  previously.  Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.
               1.   Amount Previously Paid:
               2.   Form, Schedule or Registration Statement No.:
               3.   Filing Party:
               4.   Date Filed:

FOR IMMEDIATE RELEASE

CONTACT:

State Auto Financial Corp.
James E. Duemey
614-464-5373

Meridian Insurance Group, Inc.
Steven R. Hazelbaker
317-931-7269

                           MERGER AGREEMENT REACHED BY
                      STATE AUTO MUTUAL AND MERIDIAN MUTUAL

Columbus,  Ohio and  Indianapolis,  Indiana  (October  25,  2000) -- State
Auto Financial  Corporation of Columbus,  Ohio,  (NASDAQ:STFC) and Meridian
Insurance Group, Inc. (NASDAQ:MIGI) of Indianapolis, Indiana, jointly announced today that their principal  stockholders,  State Automobile Mutual Insurance
Company (State Auto) and Meridian Mutual Insurance  Company (Meridian  Mutual),
have agreed to merge the two mutual companies.  In addition,  outstanding publicly owned shares of MIGI are to be  purchased by State  Automobile  Mutual for $30 per share upon the closing of the transaction.

Direct  sales  for the  State  Auto  Companies  totaled  $746  million  in
1999. Meridian's  total 1999 sales were $302 million.  The combined  companies will be the 48th largest  property/casualty  insurance  group in the United
States.  The merger is  conditioned  upon  approval by  regulators,  MIGI shareholders,  and policyholders of both mutual companies.

"Meridian's 18 state operating  territory  meshes with State Auto's," said
State Auto Chairman Robert L. Bailey.  "In virtually every respect the fit is perfect, in terms of marketing  system,  products,  people and  philosophy.  We intend to utilize fully the skills and experience of the entire Meridian staff."

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

"We are convinced that a combination with State Auto is beneficial for all of our constituencies," said Norma J. Oman, Meridian's President and CEO.  "In addition to excellent value for shareholders, no Meridian employee will be displaced as a result of this transaction. The current Meridian corporate office in Indianapolis will become the largest State Auto regional office,
handling a growing volume of business.   Community   financial support and
employee volunteerism will continue at an equivalent level. Agents and policyholders will continue receiving broad products, competitive pricing and excellent service with a financially stronger combined organization.  We write the same types of business, have comparable agency forces and have similar corporate cultures. We're looking forward to what we believe will be a winning combination."

MIGI is a holding  company  principally  engaged in the  property  and casualty insurance  business  through its wholly owned  subsidiaries,  Meridian
Security Insurance  Company,  Meridian Citizens Security  Insurance Company and
Insurance Company of Ohio.  Business is written primarily through nearly 1,400 independent insurance agencies.

STFC is a regional property and casualty insurance company engaged primarily in writing personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation and fire insurance.  The company currently markets its products through more than 13,100 agents associated with approximately 2,200 agencies in 26 states.  Products are marketed primarily in the Midwest and
Eastern United States, excluding New York, New Jersey and the New England states.

Except for historical information, all other information in this news release consists of forward-looking  statements  within the  meaning  of the  Private
Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and  uncertainties  that could cause  actual  results to differ materially from those projected, anticipated or implied. The most significant of these  uncertainties  are  described  in State  Auto
Financial's  and  Meridian Insurance  Group,  Inc.'s Form 10-K and Form 10-Q
reports and exhibits to those reports,  and include (but are not limited to)
legislative  changes at both the state  and   federal   level,   state  and
federal   regulatory   rule  making promulgation's,  class action  litigation
involving the insurance  industry and judicial decisions  affecting claims, policy coverages and the general costs of doing business, the impact of competition on products and pricing,  inflation in the costs of the products and services insurance pays for, product  development, geographic spread of risk, weather and  weather-related  events, and other types of catastrophic events. State Auto Financial and Meridian Insurance Group, Inc. undertake no obligation to update or revise any forward-looking statements.

This release is neither an offer to sell nor a solicitation of an offer to buy the securities of either company,  nor a solicitation of a proxy. Any such offer or solicitation will only be made in compliance with applicable securities law.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit E

9. Pending Mergers

     On October 25, 2000, the Company entered into an Agreement and
     Plan of Merger (the "Merger Agreement") providing for the merger
     (the "MIGI Merger") of the Company with a newly-formed, wholly-
     owned subsidiary of State Automobile Mutual Insurance Company
     ("State Auto").  At the same time, the Company's largest
     shareholder, Meridian Mutual, entered into an Agreement to Merge with and into State Auto (the "Mutual Merger" and together with the MIGI Merger, the "Mergers").  As a result of the Mergers, (a)
     the operations of Meridian Mutual and State Auto will be
     combined, with State Auto as the surviving corporation of the
     Mutual Merger, (b) the Company will become a wholly-owned
     subsidiary of State Auto, and (c) the public shareholders of the
     Company will receive $30.00 per share in cash.  Each Merger is conditioned upon consummation of the other Merger and receipt of regulatory approvals, including the Indiana and Ohio Departments of Insurance.  In addition, the MIGI Merger must be approved by the shareholders of the Company and the Mutual Merger must be approved by the policyholders of Meridian Mutual and State Auto and reapproved by the board of directors of each party.  On April
     23, 2001, the policyholders of Meridian Mutual and State Auto held special meetings at which they approved and adopted the Plan and Joint Agreement of Merger.  On April 26, 2001, the Indiana
     Department of Insurance granted regulatory approval of the acquisition of control of the Company and its insurance company subsidiaries by State Auto. On May 23, 2001, a special meeting of the Company's shareholders will be held to consider and vote upon the MIGI Merger.  Together, Meridian Mutual and State Auto own
     approximately 53% of the Company's outstanding shares and each have agreed to vote all Company shares owned by them in favor of the MIGI Merger.  The Merger Agreement also provides for the payment of a break-up fee or liquidated damages to State Auto or liquidated damages to the Company if the Merger Agreement is terminated under certain circumstances.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit F

EX-99.2 4 a11-27196_1ex99d2.htm PRESS RELEASE DATED SEPTEMBER 29, 2011

Exhibit 99.2

FOR RELEASE AT 8:30 AM
September 29, 2011

Harleysville Insurance Media Contact:
Randy Buckwalter
215-256-5288
rbuckwalter@harleysvillegroup.com

Nationwide Media Contact:
Joe Case
614-249-6349
casej6@nationwide.com

Nationwide Insurance and Harleysville Insurance Agree to Combine

Strategic Combination Will Expand Nationwide’s Distribution Footprint, Increase its P&C Commercial Lines Business and Provide a Broader Product Portfolio for Agents and Customers

Columbus, Ohio & Harleysville, Pennsylvania — Nationwide Mutual Insurance Company (“Nationwide Mutual”) and Harleysville Mutual Insurance Company (“Harleysville Mutual”) and Harleysville Group Inc. (NASDAQ:HGIC) (“Harleysville Group”) today announced that they have entered into a definitive agreement under which Harleysville will combine with Nationwide.  Under the terms of the agreement, Harleysville Mutual policyholders will become policyholders and members of Nationwide Mutual, and Nationwide Mutual will acquire all of the publicly held shares of common stock of Harleysville Group for $60.00 per share in cash.

 Joining with the Harleysville companies will further strengthen and diversify Nationwide’s business, expand its distribution footprint, and increase its property and casualty (“P&C”) commercial lines business. The combined organization, which will have an estimated net surplus of more than $13.5 billion and over $16 billion in annual direct written premiums, will be well positioned for growth.

 “This combination brings together two best-in-class companies that share a mutual heritage and a focus on meeting the long-term needs of our policyholders,” said Steve Rasmussen, Chief Executive Officer of Nationwide. “With Harleysville’s expertise in commercial lines and Nationwide’s complementary geographic distribution, there will be a substantial opportunity to increase market share, while also providing our combined agents and customers access to a broader portfolio of insurance, financial and banking products.”

“Harleysville is very pleased to join forces with Nationwide in a transaction that will enable us to expand our business for our independent agency partners and to enter important new markets from a position of even greater strength,” said Michael Browne, President and Chief Executive Officer of Harleysville.  “We are proud of our 96-year history and the longstanding success we and our independent agencies have enjoyed as a result of our partnership with one another.  We remain committed to our trusted independent agency partners and to the independent agency system.  I

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

am confident that the combined organization will allow us to deliver the best products and services available to grow our independent agents’ books of business with us more effectively and efficiently. We look forward to working with Nationwide’s talented team and are very pleased that Nationwide has committed to maintaining the Harleysville brand.”

Mr. Rasmussen added, “This transaction supports and accelerates our strategy and mission to make it easy for agents and customers to do business with Nationwide however they desire.  Nationwide has invested heavily in independent agent distribution, beginning with our acquisition of Allied Insurance in 1998.  While the Harleysville transactions would expand our independent agency distribution nationally, Nationwide also maintains a strong commitment to its exclusive agency partners. We’re committed to making strategic investments in all of our distribution channels as each is vital and contributes to our mission.”

Transaction Structure and Terms

Under the terms of the agreement, Harleysville Mutual would merge into Nationwide Mutual and Harleysville Group, Harleysville Mutual’s publicly traded subsidiary, would be merged with a newly formed subsidiary of Nationwide Mutual.  Each public stockholder of Harleysville Group would receive $60.00 per share in cash. Upon closing, Harleysville Group would be a wholly owned subsidiary of Nationwide.

Through the combination, Harleysville will join Nationwide’s P&C independent agency business unit under the Harleysville brand. In addition, Harleysville’s current headquarters in Harleysville, PA, will serve as an integral part of the combined company’s national, independent agency-based platform. Mr. Browne will become the President and Chief Operating Officer of the Harleysville company.

The transactions are subject to customary closing conditions, including, among others, approvals from stockholders of Harleysville Group; policyholders of Harleysville Mutual and Nationwide Mutual; the Pennsylvania Insurance Department; the Ohio Department of Insurance;  and various other regulatory bodies.  The transactions are expected to close in early 2012.  In connection with the merger of Harleysville Group,

Harleysville Mutual has entered into a voting agreement with Nationwide Mutual under which it has agreed to vote its 54% interest in Harleysville Group in favor of the merger.

Bank of America Merrill Lynch and Jones Day advised Nationwide in connection with the transactions.  Credit Suisse Securities (USA) LLC acted as financial advisor to Harleysville Mutual and Harleysville Group in connection with the transactions, Griffin Financial Group LLC provided additional financial advice to Harleysville Mutual, including a fairness opinion to Harleysville Mutual, and Keefe, Bruyette  & Woods, Inc. provided additional financial advice to Harleysville Group, including a fairness opinion as to the consideration to be received by Harleysville’s public stockholders.  Stevens & Lee P.C. provided legal advice to Harleysville Mutual.  Ballard Spahr LLP acted as legal counsel to Harleysville Mutual, and Fox Rothschild LLP acted as legal counsel to Harleysville Group.

About Nationwide

Nationwide, based in Columbus, Ohio, is one of the largest and strongest diversified insurance and financial services organizations in the U.S. and is rated A+ by A.M. Best. The company provides a full range of personalized insurance and financial services, including auto insurance, motorcycle, boat, homeowners, life insurance, farm, commercial insurance, administrative services, annuities, mortgages, mutual funds, pensions and long-term savings plans. For more information, visit www.nationwide.com.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

About Harleysville Mutual and Harleysville Group

Harleysville Insurance is a leading super-regional provider of insurance products and services for small and midsized businesses, as well as for individuals, and ranks among the top 60 U.S. property/casualty insurance groups based on net written premiums. As a Trusted Choice® company partner, Harleysville distributes its products exclusively through a network of independent agents primarily across 32 states. Harleysville is ranked in the most recent InformationWeek 500, the publication’s annual listing of the most innovative information technology organizations in the U.S., and has been included on the list in each of the last five years. Harleysville Mutual Insurance Company owns approximately 54 percent of Harleysville Group (NASDAQ: HGIC), a publicly traded holding company for eight regional property/casualty insurance companies collectively rated A (Excellent) by A.M. Best Company. Harleysville Group is listed on the NASDAQ Global Select Market, which is comprised of the top third of all NASDAQ member companies and has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements. Further information can be found on the company’s website at www.harleysvillegroup.com.

Cautionary Notice Regarding Forward Looking Statements

Certain statements in this press release contain forward-looking statements, including statements relating to results of operations. These forward-looking statements are based on current expectations, estimates, forecasts and projections of future company or industry performance based on management’s judgment, beliefs, current trends and market conditions. Actual outcomes and results may differ materially from what is expressed, forecasted or implied in any forward-looking statement. Forward-looking statements made by Nationwide Mutual, Harleysville Mutual or Harleysville Group may be identified by the use of words such as “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” and similar expressions. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) Harleysville Group may be unable to obtain stockholder approval required for the transactions; (2) regulatory approvals required for the transactions may not be obtained, or required regulatory approvals may delay the transactions or result in the imposition of conditions that could have a material adverse effect on Nationwide Mutual, Harleysville Mutual or Harleysville Group or cause the parties to abandon the transactions; (3) conditions to the closing of the transactions may not be satisfied; (4) the business of Nationwide Mutual, Harleysville Mutual or Harleysville Group may suffer as a result of uncertainty surrounding the transactions; and (5) Nationwide Mutual, Harleysville Mutual or Harleysville Group may be adversely affected by other economic, business, and/or competitive factors. These and other factors that could cause Harleysville Group’s actual results to differ materially from those expressed or implied are discussed under “Risk Factors” in Harleysville Group’s most recent annual report on Form 10-K and other filings with the Securities and Exchange Commission. Nationwide Mutual, Harleysville Mutual and Harleysville Group undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transactions. In connection with the proposed transactions, a proxy statement of Harleysville Group and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARLEYSVILLE GROUP AND THE PROPOSED TRANSACTIONS. Investors will be able to obtain free copies of the proxy statement (when available) as well as other filed documents containing information about Harleysville Group on the SEC’s website at http://www.sec.gov. Free copies of Harleysville Group’s SEC filings are also available from Harleysville Group Inc., 355 Maple Avenue, Harleysville, PA 19438-2297, Attention: Corporate Secretary.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Participants in the Solicitation

Harleysville Group and its executive officers, directors, other members of management, employees and Harleysville Mutual may be deemed, under SEC rules, to be participants in the solicitation of proxies from Harleysville Group’s stockholders with respect to the proposed transactions. Information regarding the executive officers and directors of Harleysville Group is set forth in its definitive proxy statement for its 2011 annual meeting filed with the SEC on March 23, 2011. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transactions.

Nationwide, the Nationwide frame mark, and On Your Side are service marks of Nationwide Mutual Insurance Company.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit G

8-K 1 a12-10864_28k.htm 8-K

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0060
Expires: December 31, 2014
Washington, D.C. 20549	Estimated average burden hours per response......... 5.00

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 1, 2012

Harleysville Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-14697	51-0241172
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

355 Maple Avenue, Harleysville, Pennsylvania	19438-2297
(Address of principal executive offices)	(Zip Code)

(215) 256-5000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Item 2.01         Completion of Acquisition or Disposition of Assets.

As previously disclosed in a Current Report on Form 8-K filed by the Company on September 30, 2011, the Company and Harleysville Mutual Insurance Company (“Harleysville Mutual”), the owner of 53.5% of the Company’s issued and outstanding common stock, entered into an Agreement and Plan of Merger, dated as of September 28, 2011 (the “Merger Agreement”), with Nationwide Mutual Insurance Company (“Nationwide Mutual”) and its wholly owned subsidiary, Nationals Sub, Inc. (“Merger Sub”).  Pursuant to the terms of the Merger Agreement, on May 1, 2012, following receipt of all required approvals and consents, and satisfaction of all closing conditions, Harleysville Mutual merged with and into Nationwide Mutual, and Merger Sub merged with and into the Company.  As a result, the Company became a wholly owned subsidiary of Nationwide Mutual, with Nationwide Mutual owning 100% of the Company’s common stock (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the Effective Time of the Subsidiary Merger (as defined in the Merger Agreement), each issued and outstanding share of common stock of the Company, excluding any restricted stock held by any officer, director or employee of the Company pursuant to any stock incentive plans or stock award plan of the Company (“Company Stock Plans”) that was not owned by Nationwide Mutual immediately prior to the Effective Time of the Subsidiary Merger, was converted into the right to receive $60.00 in cash (the “Merger Consideration”).  All such shares are no longer considered outstanding and automatically have been cancelled and retired and cease to exist, and each Certificate (as defined in the Merger Agreement) previously evidencing such shares represents only the right to receive the Merger Consideration.

Each outstanding option, warrant, or similar right (including any related stock appreciation right) (an “Option”) issued, awarded, or granted pursuant to any plan, agreement, or arrangement of the Company and entitling the holder thereof to purchase one or more shares of the Company or to acquire or purchase any restricted stock, restricted stock unit, performance stock unit, deferred stock unit or other right, contingent or accrued, to acquire or receive shares or benefits measured by the value of such shares under any Company Stock Plan became, as of the Effective Time of the Subsidiary Merger, fully vested regardless of the vesting schedule contained in any Option agreement or any of the Company Stock Plans.

At the Effective Time of the Subsidiary Merger, after giving effect to such vesting, each Option was cancelled, and each holder of a cancelled Option became entitled to receive, in consideration for the cancellation of such Option, an amount in cash equal to the result obtained when (A) the number of shares of common stock of the Company with respect to which such cancelled Option has not been exercised as of the cancellation of such Option is multiplied by (B) the excess of the Merger Consideration over the exercise price per share of such cancelled Option.

At the Effective Time of the Subsidiary Merger, each restricted stock, restricted stock unit award, performance stock unit award, deferred stock unit award, and other right, contingent or accrued, to acquire or receive shares or benefits measured by the value of such shares, and each award of any kind consisting of shares that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan, other than Options (each, a “Company Stock Award”), that was outstanding immediately prior to the Effective Time of the Subsidiary Merger was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the aggregate number of shares in respect of such Company Stock Award multiplied by (B) the Merger Consideration.

Each share of common stock of the Company held in the treasury of the Company immediately prior to the Effective Time of the Subsidiary Merger automatically has been cancelled and retired and ceases to exist, and no consideration shall be paid in exchange for such shares.

Each share of common stock of the Company now owned by Nationwide Mutual that was issued and outstanding immediately prior to the Effective Time of the Subsidiary Merger remains outstanding and owned by Nationwide Mutual.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2011, and which is incorporated herein by reference.

Item 3.01         Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 1, 2012, in connection with completion of the Merger, the Company requested that The NASDAQ Stock Market (“NASDAQ”) suspend trading in Company common stock, effective as of May 1, 2012, and file with the SEC an application on Form 25 to delist and deregister the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).  On May 1, 2012, NASDAQ filed such application on Form 25 with the SEC.  In addition, the Company intends to file with the SEC a Form 15 requesting that the reporting obligations of the Company with respect to the Company’s common stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Item 3.03         Material Modification to Rights of Security Holders.

The information disclosed under Item 2.01 is incorporated herein by reference.

Item 5.01         Changes in Control of Registrant.

Pursuant to the terms of the Merger Agreement, a change of control of the Company occurred on May 1, 2012. The information disclosed under Item 2.01 is incorporated herein by reference.  As a result, the Company became a wholly owned subsidiary of Nationwide Mutual with Nationwide Mutual owning 100% of the Company’s common stock.

The aggregate consideration paid in connection with the Merger was approximately $834 million, which consideration was funded from cash on hand.

Item 5.02         Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) In connection with the Merger, the following members of the Company’s board of directors resigned effective as of the Effective Time:

Barbara A. Austell

G. Lawrence Buhl

W. Thacher Brown

Michael L. Browne*

Mirian M. Graddick-Weir

Jerry S. Rosenbloom

William W. Scranton III

William E. Storts

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

*Resigned as director only.  Remains employed by the Company as President and Chief Operating Officer.

(d) Following the resignations of the directors listed above, David LaPaul, Wesley K. Austen and Mark R. Thresher were elected to the board of directors of the Company effective as of the Effective Time. Since the beginning of the Company’s last fiscal year, none of Messrs. LaPaul, Austen or Thresher were involved in any transactions with the Company.

(e) In connection with the closing of the Merger, the Company has taken irrevocable action to terminate all change-in-control agreements with the Company’s executive officers and to cause all amounts under such agreements to be liquidated and paid (the ‘‘CIC Payments’’). The estimated CIC payments for each of the named executive officers are as follows: Michael L. Browne, President and Chief Executive Officer, $3,620,634; Arthur E. Chandler, Senior Vice President and Chief Financial Officer, $1,176,933; Allan R. Becker, Senior Vice President and Chief Actuary, $802,498; Beth A. Friel, Senior Vice President, Human Resources and Senior Vice President, Claims, $806,508; and Kevin M. Toth, Senior Vice President and Chief Underwriting Officer, $958,180. Messrs. Browne, Chandler, Becker and Toth and Ms. Friel are each “named executive officers” for which compensation disclosure was provided in the Company’s Annual Report on Form 10-K filed March 14, 2012.  Such liquidated CIC Payments will be made to the executive officers by December 31, 2012, unless an executive officer resigns or otherwise voluntarily terminates employment with the Company prior to that date (other than by reason of death or disability). Under certain circumstances, an executive officer may receive his or her CIC Payment within 30 days after the closing of the Merger.

In connection with the Merger, the Company entered into retention bonus agreements with each of the named executive officers.  Under the retention bonus agreements, if an executive officer is terminated other than for cause before December 31, 2012, or if an executive officer’s employment with the Company or any Nationwide Mutual entity terminates prior to December 31, 2012 due to death or disability, such executive officer’s CIC Payment will be paid in full by December 31, 2012. However, if an executive officer resigns or otherwise voluntarily leaves employment with the Company or any Nationwide Mutual entity prior to December 31, 2012 for any reason, such executive officer will not be eligible for, and will not receive, any part of such executive officer’s CIC Payment.

The retention bonus agreements provide for retention bonuses of either 1.00 times or 2.00 times the sum of base salary plus short-term incentive awards, if any, actually paid to the executive officer attributable to the portion of the performance period that occurs during the applicable retention period plus any outstanding short-term incentive awards eligible to be paid to the executive officer attributable to the portion of the performance period that occurs during the retention period but that have not been paid as of the end of the retention period (the “Retention Payment”). The retention period will be 12 months from the closing date of the Merger in the case of executive officers who will receive one times the Retention Payment and 24 months in the case of executive officers who will receive two times the Retention Payment. Subject to an executive officer’s continued employment on the applicable anniversary of the closing date, the retention bonus will be paid as a gross lump sum, minus applicable withholding tax obligations, on or around (but not later than 60 days following) the applicable anniversary of the closing date. However, if the Company terminates an executive officer’s employment other than for cause or an executive officer’s employment is terminated due to death or disability, in each case prior to the end of the retention period, the Retention Payment will be paid within 60 days following the date of termination with the bonus portion of the Retention Payment being prorated based on the portion of the performance period occurring during the retention period. The payment by the Company of the Retention Payments is subject to an executive officer providing an effective release within 55 days of the date of termination. In addition, Mr. Chandler is party to an agreement with the Company under which he will receive a one-time cash bonus of $50,000 within 30 days after the closing date.

The retention bonus agreements provide for the payment, in certain circumstances, of (1) a full ‘‘gross up’’ benefit, entitling an executive officer to receive funds to pay any resulting excise tax payable as a result of the payment of amounts due under the retention bonus agreement if such excise tax is incurred under Section 4999 of the Internal Revenue Code, and (2) any legal fees incurred by an executive officer in connection with the retention bonus agreement.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Under the retention bonus agreements, each of the executive officers will be subject to a non-compete covenant (during employment), a covenant not to solicit customers (for the two years following termination of employment), and a covenant not to solicit employees (during employment and for three years following termination of employment).

The maximum aggregate compensation amount payable under the retention bonus packages shall not exceed $25,000,000, exclusive of any gross-up payments that may be required with respect to payments under the retention bonus agreements.

The executive officers will also be eligible to participate in Nationwide Mutual’s long-term incentive compensation award program (the ‘‘Incentive Program’’) in which similarly situated employees of Nationwide Mutual participate. In the event that the Company terminates the executive officer’s employment other than for cause or the executive officer retires prior to the end of a performance period under the Incentive Program, any award under the Incentive Program for that performance period shall be paid to the executive officer at the same time as awards under the Incentive Program are paid to similarly situated Nationwide Mutual employees whose employment is not terminated, and such awards shall be prorated based on the number of days during the performance period that the executive officer was employed by the Company and is subject to organizational performance determined at the end of the applicable performance period.

Also in connection with the Merger, the Company has taken irrevocable action to terminate the Company’s Supplemental Retirement Plan (“SERP”). All benefits will be paid to SERP participants, including the named executive officers, by December 31, 2012.

Item 5.03         Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

Upon the Effective Time of the Subsidiary Merger, pursuant to the terms of the Merger Agreement, the Company’s articles of incorporation and bylaws were amended in their entirety to be identical to the articles of incorporation and bylaws of Merger Sub. Copies of the Company’s articles of incorporation and bylaws are attached as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference in their entirety.

Item 9.01         Financial Statements and Exhibits.

(d)           Exhibits.

Number	Description
3.1*	Amended and Restated Certificate of Incorporation of Registrant
3.2*	Bylaws of Registrant

*Filed herewith.

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARLEYSVILLE GROUP INC.
(Registrant)

Date: May 1, 2012
/s/ Robert A. Kauffman
Robert A. Kauffman
Senior Vice President, Secretary, General Counsel & Chief Compliance Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Registrant
3.2	Bylaws of Registrant

J. Victor Peterson

Lathrop & Gage LLP

April 22, 2013

Exhibit H

Date	Open	High	Low	Close	Volume

Oct 14, 2011	58.99	58.99	58.75	58.88	66,256
Oct 13, 2011	58.67	58.88	58.65	58.87	75,294
Oct 12, 2011	58.75	58.89	58.71	58.72	154,889
Oct 11, 2011	58.88	58.91	58.65	58.84	139,388
Oct 10, 2011	58.70	58.92	58.64	58.92	164,528
Oct 7, 2011	58.85	58.86	58.50	58.63	296,308
Oct 6, 2011	-	-	-	58.77	0
Oct 5, 2011	58.96	58.96	58.61	58.81	263,205
Oct 4, 2011	58.42	59.00	58.42	58.90	296,578
Oct 3, 2011	-	-	-	58.65	0
Sep 30, 2011	58.50	59.00	58.50	58.86	982,186
Sep 29, 2011	-	-	-	58.84	0
Sep 28, 2011	32.16	32.98	31.42	31.52	125,124
Sep 27, 2011	31.79	32.18	31.44	32.18	265,017
Sep 26, 2011	31.03	32.00	30.50	31.88	279,656
Sep 23, 2011	-	-	-	30.44	0
Sep 22, 2011	24.79	25.58	24.75	25.33	53,800
Sep 21, 2011	26.33	26.43	25.10	25.15	57,218
Sep 20, 2011	26.44	26.89	26.27	26.28	47,205
Sep 19, 2011	-	-	-	26.45	0
Sep 16, 2011	26.83	26.97	26.51	26.76	101,094
Sep 15, 2011	26.57	26.74	26.26	26.74	39,218